UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


(Check One):   X  Form 10-KSB

For Transition Period Ended: SIX MONTH PERIOD ENDED JUNE 30, 1998


                    PART I
            REGISTRANT INFORMATION

NEVSTAR GAMING & ENTERTAINMENT CORPORATION
Exact name of small business issuer as specified in its charter

NEVSTAR GAMING CORPORATION
Former name if applicable

313 Pilot Road, Suite B, Las Vegas, Nevada 89119
(Address of principal executive offices)


                   PART II
              RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   X   YES (a), (b) and (c)

(a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject transition annual report, Form 10-KSB for the six month period ended, June 30, 1998,or portion thereof, will be filed on or before 15 calendar days after the original due date of the transition Form 10-KSB.

(c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

                  PART III
                 NARRATIVE

The Registrant's management has been working on a number of time-sensitive and important matters, including, but not limited to, operating and financing strategies relating to the opening of its initial hotel/casino the Mesquite Star Hotel & Casino in Mesquite, Nevada on July 1, 1998. The Registrant cannot file its Form 10-KSB for the transition six month period ended June 30, 1998 by September 28, 1998 without unreasonable effort and expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mr. Brent Duncan                          (702) 269-1325
     (Name)                        (Area Code and Telephone number)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)been filed? If answer is no,
identify report(s).                       X  YES       NO

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in subject report or portion thereof?
                                             YES     X  NO

Note: This Development Stage Company continued to incur pre-opening losses related to its development activities through the six month period ended June 30, 1998. Through June 30, 1998, the Company had no revenues. The Company's initial hotel/casino, the Mesquite Star Hotel & Casino in Mesquite, Nevada, has been operating since July 1, 1998.



NEVSTAR GAMING & ENTERTAINMENT CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 28, 1998  By // Brent E. Duncan
                          Brent E. Duncan,
                          Chief Financial Officer and Treasurer